UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or
__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission File Number:  1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

WYETH UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pfizer Inc.
235 East 42nd Street
New York, New York 10017

WYETH UNION SAVINGS PLAN
DECEMBER 31, 2012 AND 2011

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits
as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2012	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULE
Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2012	15

Signature	16

EXHIBIT
23.1 - Consent of Independent Registered Public Accounting Firm	17

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with accounting principles accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 26, 2013

Wyeth Union Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets:
Investments, at fair value:
Pfizer Inc. common stock	$2,154,372	$1.738,861
Common/collective trust funds	58,364,840	58,907,006
Mutual funds	3,731,401	3,374,454
Total investments, at fair value	$64,250,613	$64,020,321

Receivables:
Notes receivable from participants	1,336,458	1,600,484
Pending trade sales	21,534	17,639
Total receivables	1,357,992	1,618,123
Total assets	65,608,605	65,638,444

Liabilities: Investment management fees payable	6,200	6,086
Outstanding participant checks	-	4,501
Total liabilities	6,200	10,587

Net assets available for plan benefits before adjustment	65,602,405	65,627,857

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,091,783)	(980,005)

Net assets available for plan benefits	$64,510,622	$64,647,852

See accompanying Notes to Financial Statements.

Wyeth Union Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$5,145,697
Pfizer Inc. common stock dividends	74,150
Other dividends	822,344
Total investment income	6,042,191
Interest income from notes receivable from participants	84,088
Less: Investment management, redemption and loan fees	(7,917)
Net investment and interest income	6,118,362

Contributions:
Participant	3,714,595
Company	1,076,445
Rollovers into plan	574,556
Total contributions	5,365,596

Total additions	11,483,958

Deductions from net assets attributed to:
Benefits paid to participants	11,621,188

Net decrease	(137,230)

Net assets available for plan benefits:
Beginning of year	64,647,852
End of year	$64,510,622

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Wyeth Union Savings Plan (the Plan) only provides general information. Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

In connection with the acquisition of Wyeth, Pfizer Inc. (the “Company”) adopted and assumed sponsorship of the Plan effective October 15, 2009.

The Plan, a defined contribution profit sharing plan of legacy Wyeth, is a voluntary savings plan available to all eligible employees, as defined in the Plan. Employees become eligible to participate after they have completed one month of regular employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986 as amended (“the Code”).

Plan Administration

The Plan is administered by the Savings Plan Committee of Pfizer Inc., which was appointed by the Board of Directors of the Company. The investment fiduciary function is also governed by the Savings Plan Committee. The Northern Trust Company (“Northern Trust”) was appointed the Plan’s trustee and is a party-in-interest to the Plan.

Administrative Costs

In general, except for investment management fees, redemption fees and loan fees associated with certain investment fund options, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Any contributions for which the participant does not provide investment direction, are invested in the Plan’s default investment fund option, which is a Target Retirement Trust Plus accounts depending on the participant’s retirement eligibility date. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Company contributes an amount equal to 50% of the first 6% of the participant’s covered compensation. Participants direct the investment of their Company contributions into various investment options offered by the Plan.

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans, as well as from the Wyeth Coordinated Bargaining Retirement Plan, into the Plan.

Investment Options

Participants can elect to invest amounts credited to their account in any of the investment funds offered by the Plan and transfer amounts between these funds at any time during the year.  Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

Each participant in the Plan elects to have his or her contributions and employer matching contributions invested in any one or combination of investment funds in the Plan.

Vesting and Separation from Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings (losses) thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings (losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If a participant’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

During 2012, forfeitures of $28,873 were used to offset Company matching contributions. As of December 31, 2012 and 2011, the amount of forfeitures available to offset future Company maching contributions totaled $45,388 and $15,227, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 ½ or for financial hardship, as defined, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the plan administrator. The minimum withdrawal for an after-tax or hardship withdrawal is $500; there is no minimum if the participant is over age 59½. Participants are limited to one withdrawal per calendar quarter.  Participants cannot make contributions for six months after taking a hardship withdrawal.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or monthly payments of 60, 120, 180, 240, 300 or 360 months.  If a participant was in the Plan on or prior to January 1, 1996, he/she may elect a joint and 50% survivor annuity.

Payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 ½ years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Notes Receivable from Participants

Plan participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate and is set by the plan administrator. Interest rates on outstanding loans ranged from 4.25% to 9.50% and 4.00% to 9.50% at December 31, 2012 and 2011, respectively.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

For terminating participants who defer distribution of their account balance, repayment of the loan must be made in full. For terminating participants who receive an immediate distribution of their account balance, the distribution will be made net of the outstanding loan balance.

Defaults on participant loans during the year are treated as distributions and are fully taxable to the participants.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid. For treatment on Form 5500 of benefits processed and approved for payment prior to December 31st but not yet paid as of that date, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings (losses) and Company contributions, and such accounts are charged with certain investment fees, depending on investment options. Allocations are based on earnings (losses) or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in common stocks are valued on quoted market value as of the last business day of the year. Investments in mutual funds are valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs), synthetic investment contracts (SICs), separate account contracts (SACs) and other similar instruments (collectively, investment contracts). These investment contracts are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.

Net appreciation in the fair value of investments consists of the realized gains or losses and the change in unrealized appreciation on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments as of December 31, 2012 and 2011:

	2012	2011
Investments at fair value as determined by reported net asset value or quoted market price

Common stock	$2,154,372	$1,738,861
Common/collective trust funds	31,876,848	30,806,256
Mutual funds	3,731,401	3,374,454

Investments at estimated fair value

Stable value trust fund	26,487,992	28,100,750

Total investments, at fair value	$64,250,613	$64,020,321

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Adoption of New Accounting Standard

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, which is an amendment to the guidelines on the measurement and disclosure of fair value that is consistent between U.S. GAAP and International Financial Reporting Standards. The adoption of this new standard did not have a significant impact on the Plan’s financial statements.

NOTE 3 – INVESTMENT CONTRACTS

The T. Rowe Price Stable Value Fund consists primarily of GICs, SICs and SACs within the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2012 and 2011, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $25 million and $27 million, respectively. The average portfolio yields for the years ended December 31, 2012 and 2011 for the T. Rowe Price Stable Value Common Trust Fund were approximately 2.36% and 2.69%, respectively. The crediting interest rates for the years ended December 31, 2012 and 2011 were approximately 2.45% and 2.97%, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan or collective trust fund, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. “Permitted participant-initiated withdrawals” mean withdrawals from the stable value fund which directly result from participant transactions which are allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Plan. SICs consist of a portfolio of underlying assets owned by a benefit plan and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

NOTE 4 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock	$2,154,372	$-	$-	$2,154,372
Mutual funds:		-	-
Growth funds	1,387,866	-	-	1,387,866
International funds	2,179,966	-	-	2,179,966
Self-directed funds	51,478	-	-	51,478
Value funds	112,091	-	-	112,091
Total mutual funds	3,731,401	-	-	3,731,401
Common/collective trusts:
Fixed income	-	26,504,516	-	26,504,516
Index funds	-	24,343,067	-	24,343,067
Retirement target date	-	7,517,257	-	7,517,257
		58,364,840		58,364,840
Total investments at fair
value	$5,885,773	$58,364,840	$-	$64,250,613

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock	$1,738,861	$-	$-	$1,738,861
Mutual funds:		-	-
Growth funds	1,204,165	-	-	1,204,165
International funds	2,080,239	-	-	2,080,239
Value funds	90,050	-	-	90,050
Total mutual funds	3,374,454	-	-	3,374,454
Common/collective trusts:
Fixed income	-	28,118,860	-	28,118,860
Index funds	-	24,943,922	-	24,943,922
Retirement target date	-	5,844,224	-	5,844,224
		58,907,006		58,907,006
Total investments at fair
value	$5,113,315	$58,907,006	$-	$64,020,321

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company’s tax division and the Company’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2009.

NOTE 6 – RELATED-PARTY TRANSACTIONS

The trustee of the Plan, Northern Trust, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 – PLAN TERMINATION

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

NOTE 8 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2012 and 2011 were as follows:

	2012	2011

T. Rowe Price Stable Value Common Trust Fund	$26,487,992	$28,100,750
Northern Trust S&P 500 Equity Index Fund	18,628,471	18,780,384
Blackrock U.S. Debt Index Fund	3,396,594	4,224,186

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$590,515
Collective trusts	4,266,392
Common stock	288,790
Total	$5,145,697

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2011 and expected to be filed for 2012.

	2012	2011
Net assets available for plan benefits per the financial statements	$64,510,622	$64,647,852

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,091,783	980,005

Net assets available for plan benefits per the Form 5500	$65,602,405	$65,627,857

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2012:

2012

Total investment income per the financial statements	$6,042,191

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	111,778

Total investment income per the Form 5500	$6,153,969

NOTE 10 – SUBSEQUENT EVENTS

In February 2013, the Plan Sponsor completed an initial public offering of approximately 19.8% of Zoetis Inc. common stock. On June 24, 2013, the split-off of the remaining interest in Zoetis common stock was completed via an exchange offer, in which Plan participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. It is expected that the Zoetis Stock Fund will only exist under the Plan for one year, during which time participants will be able to transfer their account balances to any of the investment options available under the Plan. After the final transfer date, the Zoetis Stock Fund will be eliminated and participants’ balances in the Zoetis Stock Fund will be sold and the proceeds will be transferred within participants’ accounts to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Trust Plus Fund for the participant’s expected retirement age.

In July 2013, the Plan balances of Zoetis colleagues are expected to be transferred into the Zoetis Savings Plan at which time the Zoetis colleagues will cease to be participants in the Plan.

Wyeth Union Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock
					85,900	$1,716,526	$2,154,372

*	NTGI - S&P 500 Equity Index Fund	Collective trust fund			4,247	14,544,875	18,628,471
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund			1,829	1,625,612	2,011,431
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund			16,524	16,524	16,524
	Blackrock Institutional Trust U.S. Debt Index Fund	Collective trust fund			110,243	3,096,855	3,396,594
	Blackrock Fund Advisors TIPS Index Fund	Collective trust fund			22,087	295,947	306,571
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			25,203,863	25,396,209	26,487,992
	Vanguard Target Retirement Income Trust	Collective trust fund			43,339	1,336,959	1,431,931
	Vanguard Target Retirement Trust 2015	Collective trust fund			1,488	48,735	50,476
	Vanguard Target Retirement Trust 2020	Collective trust fund			69,833	2,120,906	2,387,585
	Vanguard Target Retirement Trust 2025	Collective trust fund			4,776	156,320	164,344
	Vanguard Target Retirement Trust 2030	Collective trust fund			69,079	2,082,871	2,394,958
	Vanguard Target Retirement Trust 2035	Collective trust fund			937	30,775	32,687
	Vanguard Target Retirement Trust 2040	Collective trust fund			29,038	865,525	1,015,745
	Vanguard Target Retirement Trust 2045	Collective trust fund			537	17,500	18,772
	Vanguard Target Retirement Trust 2050	Collective trust fund			473	15,441	16,560
	Vanguard Target Retirement Trust 2055	Collective trust fund			120	4,146	4,199
	Total common/collective trust funds					51,655,200	58,364,840

	Dodge and Cox International Fund	Mutual fund			45,321	1,513,929	1,569,919
	Eaton Vance Large Cap Value Fund	Mutual fund			5,734	104,469	112,091
	Fidelity Management Trust Company Large Cap Growth Fund	Mutual fund			7,166	685,758	668,441
	Fidelity Management Trust Company Low Price Stock Fund	Mutual fund			7,669	301,042	302,693
	Fidelity Management Trust Company Mid Cap Stock Fund	Mutual fund			11,658	343,339	342,160
	T. Rowe Price Associates, Inc. Small Cap Stock	Mutual fund			2,191	74,293	74,572
	Oppenheimer Funds, Inc. Developing Market Fund	Mutual fund			17,490	562,016	610,047
						3,584,846	3,679,923

	Self-Directed Brokerage Account	Mutual fund					51,478
	Total mutual funds						3,731,401

	Total investments						64,250,613

*	Notes receivable from participants (181 loans)	Interest Rate: 4.25% - 9.50%					1,336,458
		Maturity Date: 2013 - 2025
	Total						$65,587,071

	* Party-in-interest as defined by ERISA

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 26, 2013